February 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams

Re:	Opthea Limited
Registration Statement on Form F-3
File No. 333-262444

Acceleration Request
Requested Date:	February 25, 2022
Requested Time:	4:00 PM Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form F-3 (File No. 333-262444) (the “Registration Statement”) to become effective on Friday, February 25, 2022 at 4:00 p.m. Eastern Standard Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes each of Milson Yu and Timothy Pitrelli of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Milson Yu of Cooley LLP, counsel to the Registrant, at (650) 843-5296, or in his absence, Timothy Pitrelli at +65 6994-4701.

Very truly yours,

Opthea Limited

By:	/s/ Karen Adams
Karen Adams
Vice President Finance and Company Secretary

cc:	Dr. Megan Baldwin, Opthea Limited

Milson C. Yu, Cooley LLP

Timothy R. Pitrelli, Cooley LLP